# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Global Blue Group Holding AG, CIK 0001799983
CUSIP: H33700107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Date of event which requires filing of this statement: 07/03/2025
Amends the filing with accession number 0000950103-25-002316
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000, 852 3148 5100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Tencent Mobility Limited (CIK 0001970157): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Global Blue Group Holding AG
Address of issuer's principal executive offices: ZURICHSTRASSE 38, 8306 BRUTTISELLEN, BRUTTISELLEN, Switzerland (V8), 8306
Comment: This Amendment No. 1 amends the Statement on Schedule 13D previously filed with the Securities and Exchange Commission on February 24, 2025, by Tencent Holdings Limited ("Tencent Holdings") and Tencent Mobility Limited ("Tencent Mobility" and together with Tencent Holdings, the "Reporting Persons") relating to the Ordinary Shares of the Issuer (the "Original Schedule 13D" and as amended by this Amendment No. 1, the "Schedule 13D"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2(a) of the Schedule 13D is hereby amended and supplemented by adding the following: Schedule I attached to the Original Schedule 13D is hereby replaced with Schedule I attached to this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On July 3, 2025, Tencent Mobility sold 18,181,818 Ordinary Shares in the Offer for cash consideration of $7.50 per Ordinary Share. As a result, none of the Reporting Persons beneficially owns any Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Ordinary Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Ordinary Shares as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.

As of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Related Persons beneficially owns any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days:
On July 3, 2025, the spouse of James Gordon Mitchell, an executive officer of Tencent Holdings, sold 18,385 Ordinary Shares in the Offer for cash consideration of $7.50 per Ordinary Share. As disclosed in the Original Schedule 13D, James Gordon Mitchell may be deemed to have had beneficial ownership, and shared voting and dispositive power, with respect to the Ordinary Shares sold by his spouse in the Offer.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Related Persons has effected any transaction relating to the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to beneficially own any Ordinary Shares following the consummation of the Offer on July 3, 2025.

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng/Authorized Signatory (07/08/2025)
- Tencent Mobility Limited: /s/ Wang Sze Man, Wang Sze Man/Authorized Signatory (07/08/2025)